LATHROP & GAGE L.C.
2345 GRAND BOULEVARD, SUITE 2800
KANSAS CITY, MISSOURI 64108

March 31, 2006

Via Facsimile (202) 772-9203
and Edgar

Jeffrey B. Werbitt
Attorney-Advisor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0306

Re:
    Boston Financial Qualified Housing Tax Credits L.P. II
    Schedule TO-T filed by Paco Development, L.L.C.
    Filed on March 3, 2006
    File No. 005-80085

Dear Mr. Werbitt:

We received your letter dated March 15, 2006 (the “Comment Letter”), in which you commented on the Schedule TO-T (the “Schedule TO”) described above. The responses of Paco Development, L.L.C. ("Paco") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Schedule TO.

General

1.
We note that Paco Development has only one member. What consideration was given to whether the member and its control persons are bidders in the tender offer? In this regard, please advise whether Paco Development will be the source of funding for the offer. See also Section II.D.2 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline available on our website at www.sec.gov. To the extent that you revise your Schedule TO to include others as bidders, please revise your Schedule TO and Offer to Purchase accordingly. Also, what consideration was given to the inclusion of the other “13D Joint Filers” as bidders in this Offer. We remind you that “bidder” is any person who makes a tender offer or on whose behalf a tender offer is made. In responding to this comment, your response should clearly explain the relationship and role of each “13D Joint Filer.”

Response: Although SLCas, LLC (“SLCas”) is the sole member of Paco, and would thus be an indirect beneficial owner of the securities, we believe that entity should not be viewed as a

March 31, 2006

bidder because SLCas (i) had no meaningful role in initiating, structuring and negotiating the tender offer, (ii) did not act together with Paco, (iii) did not control the terms of the tender offer and (iv) did not recently form Paco. SLCas, as the sole member of Paco, is the source of funding for the entity, but because Paco is a manager-managed limited liability company, the investment of those funds is controlled by Paco's managers. Nonetheless, as an expedient to completing the tender offer, we have revised the Schedule TO to add SLCas to the cover page and make the appropriate disclosures.

Regarding the portion of your comment relating to the 13D Joint Filers as potential bidders, Rule 14d-1(c)(1) defines a bidder in a tender offer as "any person who makes a tender offer or on whose behalf a tender offer is made." Paco is an entity controlled by its managers, which managers were responsible for initiating, structuring and negotiating the tender offer. Although the determination of who comprises the bidder may extend to a parent company or other control persons, in this case, Paco is not making the offer on the behalf of any of the members of the 13D Filing Group not appearing on the cover of the Schedule TO (the "Other Persons") as evidenced by the following facts:

•	The Other Persons did not play a role in initiating, structuring and negotiating the tender offer.

•	The Other Persons are not acting together with Paco, whose managers solely determined the terms of the tender offer on behalf of Paco.

•	The Other Persons do not have any control over the terms of the tender offer.

•	The Other Persons are not financing the tender offer or playing a primary role in obtaining financing.

•	The Other Persons do not control Paco, directly or indirectly.

•	The Other Persons did not form Paco or cause it to be formed.

Offer to Purchase for Cash

Summary of the Offer, page 4

2.
We note that the summary of your Offer consists only of factors that “Unit Holders are urged to consider.” Please revise your disclosure to provide a materially complete summary of the most material terms of the proposed Offer. See Item 1001 of Regulation M-A. For example, but without limitation, it does not appear that your summary addresses why you are making this Offer, when the expiration will end, whether there are conditions to this Offer, the material tax consequences if a Unit Holder accepts this offer and the withdrawal rights that accompany this Offer.

Response: The Schedule TO has been revised in response to your comment.

March 31, 2006

Details of the Offer, page 7

2.  Acceptance for Payment and Payment of Purchase Price, page 8

3.
We note that the Purchaser believes that the Partnership is charging a transfer fee of $10.00 per unit, with a $100 minimum fee and $250.00 maximum fee. To the extent that you learn otherwise, we remind you of your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm your understanding.

Response: Paco hereby confirms its understanding of the obligations under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed.

7.  Conditions of the Offer, page 12

4.
A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. For example, revise the bullet points to avoid the terms “threatened” or “proposed” as it is unclear how a “threatened” or “proposed” event can be objectively determined. Also, revise to eliminate references to events that may “indirectly” affect the Offer.

Response: The Schedule TO has been revised in response to your comment.

5.
Many of these offer conditions are excessively broad and general in nature. For example, you state that you may terminate the offer if a state court, government, administrative agency or other governmental authority “seeks to impose any material condition to the Offer unacceptable to the Purchaser, which determination will be made in the Purchaser’s reasonable judgment.” Similarly, you reserve the right to end the offer upon becoming “aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership properties.” While you may condition your offer on any number of specifically described and objectively verifiable conditions, we believe the scope of some of your conditions in this section is so broad as to potentially render this offer illusory. Please revise generally.

Response: The Schedule TO has been revised in response to your comment.

6.
We refer you to subsection (e). It appears that this subsection is a condition subsequent to your Offer. In this regard, it does not appear that the Purchaser would receive confirmation from the transfer agent that the General Partner of the Partnership transferred the Units on the books of the Partnership until after expiration. Please revise or advise.

Response: The Schedule TO has been revised in response to your comment.

March 31, 2006

Determination of Offer Price, page 15

7.
We note that you disclose that you reviewed secondary market prices over the prior two years, which ranged from $30.00 to $63.00. Please expand your disclosure to provide a materially complete summary of how the offer price was determined. See Section III.B. of Exchange Act Release No. 34-43069.

Response: As set forth in the Offer to Purchase, in establishing the Offer price, Paco reviewed secondary market prices over the prior two years, which, according to Direct Investments Spectrum, ranged from $30.00 to $63.00. Additionally, Paco reviewed certain publicly available information including among other things: (i) Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and (ii) other reports filed with the Securities and Exchange Commission, including the Partnership’s cash on hand, debt obligations and net income. Paco did not obtain independent valuations or appraisals of the assets. Paco did not develop an estimated current liquidation value or valuation for the Partnership’s Units due to the Partnership not granting Paco access to the Partnership’s books and records or the Partnership’s limited partnership agreement (including partnership agreements in the other limited partnerships in which it has an interest). Paco believes this information is necessary to establish a valuation for the Partnership.

Certain Information Concerning the Purchaser, page 17

8.
You disclose that the Purchaser expects to obtain the necessary funds from “committed equity contributions.” Please expand your disclosure to quantify and identify the “committed equity contributions” that you expect. See Item 1007(a) of Regulation M-A. Also, if there are any conditions to the expected financing, please disclose. Do you have alternative financing arrangements in the event that your expected “committed equity contributions” fall through. See Item 1007(b) of Regulation M-A.

Response: The Schedule TO has been revised in response to your comment.

9.	Please quantify the expected estimated expenses in connection with this transaction. See Item 1007(c) of Regulation M-A.

Response: Item 7 of the Schedule TO requires that the offeror "[f]urnish the information required by Item 1007(a), (b) and (d) of Regulation M-A (§229.1007 of this chapter)." As the information required by Item 1007(c) is not required, Paco believes its existing disclosure is sufficient.

Federal Income Tax Matters, page 21

10.
We note your disclosure that “[a]ll of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary.” To the extent that your disclosure changes, we remind you of your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm your understanding.

March 31, 2006

Response: Paco hereby confirms its understanding of the obligations under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed.

Closing Comments

While acknowledging the Staff's position, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please do not hesitate to contact me at (816) 460-5806 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE L.C.

By: /s/ Scott M. Herpich
Scott M. Herpich